RULE NO. 424(b)(2)
                                                      REGISTRATION NO. 333-30949


                     SUPPLEMENT NO. 1 DATED NOVEMBER 5, 1998
                 TO PROSPECTUS SUPPLEMENT DATED OCTOBER 30, 1998
                       TO PROSPECTUS DATED JULY 17, 1997.


                                   $75,000,000

                          The Procter & Gamble Company

                    Floating Rate Notes due November 4, 2048
                                 --------------

     The definition of "Adjusted LIBOR Rate" on page 5 of the Prospectus Supplement is amended and restated in its entirety as follows:

     "Adjusted LIBOR Rate" means the LIBOR Rate less 29 basis points. "LIBOR Rate" is the rate for deposits in U.S. dollars for the 3-month period which appears on "Telerate Page 3750" at approximately 11:00 A.M., London time, on the second Business Day prior to the applicable Interest Reset Date; provided that the interest rate in effect from the date of issue to the first Interest Reset Date will be the Adjusted LIBOR Rate as calculated on the second Business Day prior to the date of issue. If such rate does not so appear on the Telerate Page 3750, the rate will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (selected by the Calculation Agent) at approximately 11:00 a.m., London time, on the second Business Day prior to the applicable Interest Reset Date to prime banks in the London interbank market for a period of three months commencing on that Interest Reset Date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. In such case, the Calculation Agent will request the principal London office of each of the aforesaid major banks to provide a quotation of such rate. If at least two such quotations are provided, the rate for that Interest Reset Date will be the arithmetic mean of the quotations, and, if fewer than two quotations are provided as requested, the rate for that Interest Reset Date will be the arithmetic mean of the rates quoted by major banks in the City of New York, selected by the Calculation Agent, at approximately 11:00 A.M., New York City time, on the second Business Day prior to the applicable Interest Reset Date for loans in U.S. dollars to leading European banks for a period of three months commencing on that Interest Reset Date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. "Telerate Page 3750" means the display page so designated on the Dow Jones Telerate Service (or such other page as may replace such page on that service for the purpose of displaying London interbank offered rates of major banks). The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.


            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 17, 1997.

                                   $75,000,000

                          THE PROCTER & GAMBLE COMPANY

                    FLOATING RATE NOTES DUE NOVEMBER 4, 2048
                                 --------------

     The Company will pay interest on the Notes on February 4, May 4, August 4 and November 4 of each year. The first such payment will be made on February 4, 1999. Interest on each Note will be reset on February 4, May 4, August 4 and November 4 of each year based on the Adjusted LIBOR Rate. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     The Company has the option to redeem the Notes at any time on or after November 4, 2028, at the redemption prices specified herein, plus interest accrued on such Notes to the date the Notes are redeemed. The Company may redeem all or a portion of the Notes.

     In addition, holders of the Notes may require the Company to repurchase all or a portion of the Notes on November 4 of every third year, beginning on November 4, 2008, at the redemption prices specified herein, plus interest accrued on such Notes to the date the Notes are repurchased.

     Upon the occurrence of a Tax Event, the Company will have the right to shorten the maturity of the Notes to the extent required so that the interest paid on the Notes will be deductible for United States federal income tax purposes. The amount payable on such Notes on such new maturity date will be equal to 100% of the principal amount of such notes plus interest accrued on such Notes to the date such Notes mature on such new maturity date.

                                 --------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 --------------

                                               Per Note           Total
                                               --------           -----
Initial public offering price ..............     100%           $75,000,000
Underwriting discount ......................       1%           $   750,000
Proceeds, before expenses, to the Company ..      99%           $74,250,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from November 4, 1998 and must be paid by the purchaser if the Notes are delivered after November 4, 1998.

                                 --------------

     The underwriters are severally underwriting the Notes being offered. The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on November 4, 1998.

GOLDMAN, SACHS & CO.                                  SALOMON SMITH BARNEY
                                 --------------

                  Prospectus Supplement dated October 30, 1998.


                                   THE COMPANY

     The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, the Company manufactures and markets a broad range of consumer products in many countries throughout the world. Unless the context otherwise requires, all references to the Company are to The Procter & Gamble Company and its consolidated subsidiaries.

     The Company is managed in four operating segments: North America, which includes the United States and Canada; Europe, Middle East and Africa; Asia; and Latin America. The following is supplemental information on product groups, aligned as follows: Laundry and Cleaning, Paper, Beauty Care, Food and Beverage, and Health Care:

     . The Laundry and Cleaning segment includes laundry, dishcare, hard surface cleaners and fabric conditioners. Representative brands include Ariel, Tide, Cascade, Dawn, Fairy and Downy.

     . The Paper segment includes tissue/towel, feminine protection and diapers.
       Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

     . The Beauty Care segment includes hair care, deodorants, personal cleaning, skin care and cosmetics and fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Olay and Cover Girl.

     . The Food and Beverage segment includes coffee, peanut butter, juice, snacks, shortening and oil, and commercial services. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Olean and Crisco.

     . The Health Care segment includes oral care, gastrointestinal, respiratory care and pharmaceuticals. Representative brands include Crest, Scope, Metamucil and Vicks.

     The Laundry category and the Diaper category constituted 20% and 12% of consolidated 1998 fiscal-year sales, respectively.

     In the United States, the Company owned and operated manufacturing facilities at 38 locations in 22 states as of June 30, 1998. In addition, it owned and operated 97 manufacturing facilities in 46 other countries as of such date. Laundry and Cleaning products were produced at 44 of these locations; Paper products at 51; Health Care products at 26; Beauty Care products at 45; and Food and Beverage products at 19.

     The Company's principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and its telephone number is (513) 983-1100.

                               RECENT DEVELOPMENTS

     On October 22, 1998 The Procter & Gamble Company announced basic net earnings per share for the July-September quarter of $.86, a nine percent increase over the same quarter of the prior year. Net earnings for the quarter were $1.17 billion, a seven percent increase over the same quarter last year.

     Worldwide net sales for the quarter were $9.5 billion, a two percent increase over the same quarter of the prior year. Weaker currencies, primarily in Asia and Latin America, reduced sales by three percent. Unit volume was flat, with the difference in sales and volume growth caused primarily by price increases and favorable product mix.

     Regional results for the current quarter, compared to the same period of the prior year, are as follows:

     . NORTH AMERICA REGION. North America sales for the quarter grew one percent on a one percent unit volume decline. Sales growth was driven by improved pricing in laundry & cleaning and paper products. The decline in volume was due to the prior year divestiture of Duncan Hines, and increased competition in the hair care and oral care markets. Importantly, the laundry & cleaning business benefited from strength in fabric care behind the launch of Febreze, and the paper business achieved gains behind growth in diapers. In addition, excluding the impact of the divestiture of Duncan Hines, food & beverage unit grew behind a broad recovery in coffee driven by lower commodity costs. The region achieved an 11 percent net earnings increase due primarily to improved pricing in laundry and paper products.

     . EUROPE, MIDDLE EAST, AND AFRICA REGION. Net sales for Europe, Middle
       East, and Africa increased four percent on a two percent decline in unit volume. Sales outpaced volume behind increased pricing, primarily in laundry and paper products. The region's unit volume was negatively impacted by Central and Eastern Europe, as a result of the economic crisis in Russia. Volumes were also soft in laundry & cleaning, due to increased competitive initiatives. Food & beverage achieved strong volume gains behind the strength of Pringles in Western Europe and the launch of Sunny Delight in the United Kingdom. The paper products business was up slightly behind continued growth in Bounty and Baby Wipes. The region's net earnings grew eight percent, primarily behind pricing-driven improvements in gross margins and cost reduction efforts.

     . ASIA REGION. Asia first quarter unit volume increased two percent, primarily behind the prior year acquisition of the Ssangyong Paper Company in Korea and improvement in the base business in Japan, which grew despite the country's economic difficulties, and increased market share behind product initiatives, primarily in beauty care and laundry & cleaning. Volume continues to be negatively impacted by the recession and lower consumption in much of the region. Sales fell seven percent due to the effects of unfavorable exchange rates. Net earnings increased
       11 percent versus the same quarter last year, as improved pricing, cost reduction, and the favorable settlement of a patent litigation dispute offset the continuing impact of economic difficulties in the region.

     . LATIN AMERICA REGION. Latin America unit volume for the quarter grew
       15 percent, led by Mexico, which benefited from the prior year acquisition of the Loreto y Pena paper business and growth in its base business. Importantly, the region's laundry & cleaning business strengthened behind accelerated product innovation. The region's sales were up 13 percent, as increased pricing largely offset the effects of unfavorable exchange rates. Earnings for the region were up 21 percent, reflecting effective balance sheet management in the face of the peso devaluation in Mexico.

                                      * * *

                  THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
             SUMMARY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

Amounts in Millions Except Per Share Amounts
                                              Three Months Ended September 30
                                          -------------------------------------
                                           1998              1997      % Change
Net Sales                                 $9,510            $9,355          +2%
Net Earnings                               1,167             1,087          +7%
Net Earnings Per Common Share:
         - Basic                             .86               .79          +9%
         - Diluted                           .80               .73         +10%
Average Common Shares Outstanding        1,332.4           1,348.3


                 CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods indicated:
                                                                         YEARS ENDED JUNE 30,
                                                       ------------------------------------------------------
                                                         1994        1995        1996        1997        1998
                                                       -------     --------     -------    --------    ------
Ratio of earnings to fixed charges<F1>..........          6.6         7.7         9.0        10.9         9.9

------------------------------------

<F1>
       Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. Certain defined terms in the Indenture are capitalized herein. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the Indenture.

GENERAL

     The Notes offered hereby will be limited to $75,000,000 aggregate principal amount and will be issued under the Indenture. The Notes will mature on November 4, 2048. The Notes are not entitled to any sinking fund. The Notes are subject to defeasance and covenant defeasance.

     The Notes will be issued only in registered, book-entry form, in denominations of $1,000 and any integral multiple thereof.

INTEREST

     Interest will accrue from November 4, 1998 at the Adjusted LIBOR Rate (as defined below) and will be payable quarterly in arrears on February 4, May 4, August 4 and November 4 of each year (each such date is herein called an "Interest Payment Date"), commencing February 4, 1999. Interest will be payable to the person in whose name the Note (or one or more predecessor Notes) is registered at the close of business on the January 20, April 19, July 20 and October 20, as the case may be, next preceding the related Interest Payment Date. Interest is payable from the date of issue of the Notes or from the most recent date to which interest on such Note has been paid or duly provided for, until the principal amount of the Note is paid or duly made available for payment. The Adjusted LIBOR Rate will be reset quarterly on February 4, May 4, August 4 and November 4 of each year (each such date, an "Interest Reset Date").

     "Adjusted LIBOR Rate" means the LIBOR Rate less 29 basis points. "LIBOR Rate" is the rate for deposits in U.S. dollars for the 3-month period which appears on "Telerate Page 3750" at approximately 11:00 A.M., London time, on the second Business Day prior to the applicable Interest Reset Date; provided that the interest rate in effect from the date of issue to the first Interest Reset Date will be the Adjusted LIBOR Rate as calculated on the date of issue. If such rate does not so appear on the Telerate Page 3750, the rate will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (selected by the Calculation Agent) at approximately 11:00 a.m., London time, on the second Business Day prior to the applicable Interest Reset Date to prime banks in the London interbank market for a period of three months commencing on that Interest Reset Date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. In such case, the Calculation Agent will request the principal London office of each of the aforesaid major banks to provide a quotation of such rate. If at least two such quotations are provided, the rate for that Interest Reset Date will be the arithmetic mean of the quotations, and, if fewer than two quotations are provided as requested, the rate for that Interest Reset Date will be the arithmetic mean of the rates quoted by major banks in the City of New York, selected by the Calculation Agent, at approximately 11:00 A.M., New York City time, on the second Business Day prior to the applicable Interest Reset Date for loans in U.S. dollars to leading European banks for a period of three months commencing on that Interest Reset Date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. "Telerate Page 3750" means the display page so designated on the Dow Jones Telerate Service (or such other page as may replace such page on that service for the purpose of displaying London interbank offered rates of major banks). The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

     In the case where any Interest Payment Date or the maturity date of the Notes does not fall on a Business Day, payment of interest or principal otherwise payable on such day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date or the maturity date of the Notes, as the case may be, unless the next succeeding Business Day is in the next succeeding calendar month, in which case such Interest Payment Date shall be the immediately preceding Business Day. The term "Business Day" shall mean any day other than a Saturday or Sunday or a day on which banking institutions in New York City or London are authorized or obligated by law or executive order to close.

     The Calculation Agent will, upon the request of the holder of any Note, provide the interest rate then in effect. The Calculation Agent is The First National Bank of Chicago until such time as the Company appoints a successor Calculation Agent. All calculations made by the Calculation Agent in the absence of manifest error shall be conclusive for all purposes and binding on the Company and the holders of the Notes. The Company may appoint a successor Calculation Agent with the written consent of the Trustee, which consent shall not be unreasonably withheld.

     Interest on the Notes will be computed and paid on the basis of a 360-day year and the actual number of days in each quarterly interest payment period.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time, at the option of the Company, in whole or in part, in amounts of $1,000 or an integral multiple thereof at the following redemption prices (in each case expressed as a percentage of the principal amount), if redeemed during the 12-month period beginning on November 4 of any of the following years:

                                                      REDEMPTION
                    YEAR                                 PRICE
                    ----                              ----------
                    2028.............................   105.0%
                    2029.............................   104.5%
                    2030.............................   104.0%
                    2031.............................   103.5%
                    2032.............................   103.0%
                    2033.............................   102.5%
                    2034.............................   102.0%
                    2035.............................   101.5%
                    2036.............................   101.0%
                    2037.............................   100.5%

and thereafter at 100% of the principal amount, in each case, together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

     In the event of any redemption of less than all the outstanding Notes, the particular Notes (or portions thereof in integral multiples of $1,000) to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

REPAYMENT AT OPTION OF HOLDER

     The Notes will be repayable at the option of the holder thereof, in whole or in part, on the repayment dates and at the repayment prices (in each case expressed as a percentage of the principal amount) set forth in the following table:

                                                      REDEMPTION
                    DATE                                 PRICE
                    ----                              ----------
                    November 4, 2008.................   99.00%
                    November 4, 2011.................   99.25%
                    November 4, 2014.................   99.50%
                    November 4, 2017.................   99.75%

and on November 4 of every third year thereafter at 100% of the principal amount, through and including November 4, 2047, in each case, together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

     In order for a Note to be repaid, the Paying Agent must receive, at least 30 but not more than 60 calendar days prior to the optional repayment date, (i) the Note with the form entitled "Option to Elect Repayment" on the reverse of the Note duly completed or (ii) a telegram, facsimile transmission or a letter from a member of a national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD") or a commercial bank or trust company in the United States which must set forth the name of the holder of the Note, the principal amount of the Note, the principal amount of the Note to be repaid, the certificate number or a description of the tenor and terms of the Note, a statement that the option to elect repayment is being exercised thereby and a guarantee that the Note to be repaid, together with the duly completed form entitled "Option to Elect Repayment" on the reverse of the Note, will be received by the Paying Agent not later than the fifth Business Day after the date of such telegram, facsimile transmission or letter. The repayment option may be exercised by the holder of a Note for less than the entire principal amount of the Note but, in that event, the principal amount of the Note remaining outstanding after repayment must be in an authorized denomination.

CONDITIONAL RIGHT TO SHORTEN MATURITY

     The Company intends to deduct interest paid on the Notes for United States federal income tax purposes. However, there have been proposed tax law changes over the past two years that, among other things, would have prohibited an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. While none of these proposals has become law, there can be no assurance that similar legislation affecting the Company's ability to deduct interest paid on the Notes will not be enacted in the future or that any such legislation would not have a retroactive effective date. As a result, there can be no assurance that a Tax Event (as defined below) will not occur.

     Upon the occurrence of a Tax Event, the Company, without the consent of the holders of the Notes, will have the right to shorten the maturity of the Notes to the minimum extent required, in the opinion of nationally recognized independent tax counsel, such that, after the shortening of the maturity, interest paid on the Notes will be deductible for United States federal income tax purposes or, if such counsel is unable to opine definitively as to such a minimum period, the minimum extent so required to maintain the Company's interest deduction to the extent deductible under current law as determined in good faith by the Board of Directors of the Company, after receipt of an opinion of such counsel regarding the applicable legal standards. In such case, the amount payable on such Notes on such new maturity date will be equal to 100% of the principal amount of such Notes plus interest accrued on such Notes to the date such Notes mature on such new maturity date. There can be no assurance that the Company would not exercise its right to shorten the maturity of the Notes on the occurrence of such a Tax Event or as to the period by which such maturity would be shortened. In the event that the Company elects to exercise its right to shorten the maturity of the Notes on the occurrence of a Tax Event, the Company will mail a notice to each Holder of Notes by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the Notes. Such notice shall be effective immediately upon mailing.

     The Company believes that the Notes should constitute indebtedness for United Stated federal income tax purposes under current law and, in that case, an exercise of its right to shorten the maturity of the Notes should not be a taxable event to Holders for such purposes. Prospective investors should be aware, however, that the Company's exercise of its right to shorten the maturity of the Notes will be a taxable event to Holders for United States federal income tax purposes if the Notes are treated as equity for United States federal income tax purposes before the maturity is shortened, assuming that the Notes of shortened maturity are treated as debt for such purposes.

     "Tax Event" means that the Company shall have received an opinion of nationally recognized independent tax counsel to the effect that, as a result of
(a) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States, (b) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "Administrative or Judicial Action"), or (c) any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an Administrative or Judicial Action or a law or regulation of the United States that differs from the theretofore generally accepted position or interpretation, in each case, occurring on or after November 4, 1998, there is more than an insubstantial increase in the risk that interest paid by the Company on the Notes is not, or will not be, deductible, in whole or in part, by the Company for United States federal income tax purposes.

NOTES USED AS QUALIFIED REPLACEMENT PROPERTY

     Prospective investors seeking to treat the Notes as "qualified replacement property" for purposes of section 1042 of the Internal Revenue Code of 1986, as amended (the "Code"), should be aware that section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the "Passive Income Test"). For purposes of the Passive Income Test, where the issuing corporation is in control of one or more corporations, all such corporations are treated as one corporation (the "Affiliated Group") for the purposes of computing the amount of passive investment income for purposes of section 1042. The Company believes that less than 25 percent of its Affiliated Group's gross receipts is passive investment income for the taxable year ending June 30, 1998. In making this determination, the Company has made certain assumptions and used procedures which it believes are reasonable. No assurance can be given as to whether the Company will continue to meet the Passive Income Test. It is, in addition, possible that the IRS may disagree with the manner in which the Company has calculated the Affiliated Group's gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein. Prospective purchasers of the Notes are advised to consult with their own tax advisors with respect to these and other tax matters relating to the Notes.

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes will be represented by one or more global securities (the "Book-Entry Securities"). Each global security representing the Book-Entry Securities will be deposited with, or on behalf of, The Depository Trust Company, as Depository (the "Depository"), and registered in the name of a nominee of the Depository. Book-Entry Securities will not be exchangeable at the option of the Holder for certificated Notes and, except under the circumstances described below, will not otherwise be issuable in definitive form.

     The Depository has advised the Company as follows: The Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon issuance of the Book-Entry Securities, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Book-Entry Securities to the accounts of institutions that have accounts with the Depository or its nominees ("participants"). The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Book-Entry Securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Book-Entry Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository or its nominee (with respect to participants' interests) for such Book-Entry Securities or by participants or persons that hold through participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Book-Entry Securities.

     So long as the Depository, or its nominee, is the registered owner of the Book-Entry Securities, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Securities for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Book-Entry Securities will not be entitled to have the Notes represented by such Book-Entry Securities registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Principal and interest payments on Book-Entry Securities registered in the name of or held by the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner or holder of the Book-Entry Securities. Neither the Company, the Trustee nor any paying agent for such Book-Entry Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in Book-Entry Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository, upon receipt of any payments or principal or interest in respect of the Book-Entry Securities, will credit immediately the accounts of the related participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Book-Entry Securities as shown on the records of the Depository. The Company also expects that payments by participants to owners of beneficial interests in such Book-Entry Securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     Unless and until it is exchanged, in whole or in part, for Notes in definitive form in accordance with the terms of the Notes, the Book-Entry Securities may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor of the Depository or a nominee of such successor. If the Depository is at any time unwilling or unable to continue as depository or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor Depository is not appointed by the Company within 90 days, the Company will issue Notes in definitive registered form in exchange for the Book-Entry Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Notes represented by one or more Book-Entry Securities and, in such event, will issue Notes in definitive registered form in exchange for all Book-Entry Securities. Further, if an event of default, or an event which, with the giving of notice or lapse of time, or both, would constitute an event of default under the Indenture occurs and is continuing with respect to the Notes, of if the Company so specifies with respect to the Notes, the Depository may exchange the Book-Entry Securities for Notes in definitive registered form. In any such instance, an owner of a beneficial interest in a Book-Entry Security will be entitled to physical delivery in definitive form of Notes represented by such Book-Entry Security in principal amount equal to such beneficial interest and to have such Notes registered in its name.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     Any secondary market trading activity in the Notes will be required to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity (if any) in the Notes.


                                  UNDERWRITING

     Goldman, Sachs & Co. and Salomon Smith Barney Inc. (the "Underwriters") and the Company have entered into a pricing agreement, which incorporates by reference an underwriting agreement, with respect to the Notes. Subject to certain conditions, the Underwriters have agreed to purchase the number of Notes indicated in the following table.

                                                                   Principal
                                                                   ---------
                    Underwriter                                 Amount of Notes
                    -----------                                 ---------------

     Goldman, Sachs & Co. ....................                    $60,000,000
     Salomon Smith Barney Inc.................                     15,000,000
                                                                  -----------
         Total................................                    $75,000,000
                                                                  ===========


     Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus Supplement. If all the Notes are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater aggregate principal amount of Notes than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in process.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $60,000.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Goldman, Sachs & Co. was the lead manager in September 1998 of an offering by the Company of its 5.25% Notes due 2003 and provides and may provide investment banking services to the Company and its affiliates in the ordinary course of business. Salomon Smith Barney Inc. and its affiliates provide or may provide commercial banking and/or investment banking services to the Company and its affiliates in the ordinary course of business.


                              VALIDITY OF THE NOTES

     The validity of the Notes will be passed upon for the Company by Elizabeth
M. Rutherford, Esq., Senior Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Ms. Rutherford may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Ms. Rutherford. Fried, Frank, Harris, Shriver & Jacobson from time to time performs legal services for the Company.


                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Information relating to the operation of the public reference facility may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of the Commission Internet site is (http://www.sec.gov). Copies of such materials can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.




                          THE PROCTER & GAMBLE COMPANY

                          DEBT SECURITIES AND WARRANTS

                          -----------------------------

  The Company may from time to time offer Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series and Warrants to purchase Debt Securities or to buy and sell government debt securities, foreign currencies, currency units or units of a currency index or currency basket, units of a stock index or stock basket or a commodity or a commodity index from which the Company will receive proceeds of up to an aggregate of $2,000,000,000 (or the equivalent in foreign currency or currency units). The Debt Securities and Warrants may be offered independently or together for sale directly to purchasers or through dealers, underwriters or agents to be designated. The Debt Securities and Warrants will be offered to the public on terms determined by market conditions. The Debt Securities and Warrants may be sold for U.S. dollars, foreign currency or currency units and the principal of and any premium and interest on the Debt Securities may likewise be payable in U.S. dollars or, at the option of the Company if so specified in the applicable Prospectus Supplement, in any other foreign currency or currency units, including composite currencies such as the European Currency Unit.

  The specific designation, aggregate principal amount, purchase price, maturity, rate (or manner of calculation thereof) and time of payment of interest, if any, any listing on a securities exchange and other specific terms not set forth herein of the Debt Securities in respect of which this Prospectus is being delivered, the duration, purchase price, exercise price, detachability and any other specific terms not set forth herein of any Warrants in respect of which this Prospectus is being delivered, and the names of any underwriters, dealers or agents, and the other terms and manner of the sale and distribution of such Debt Securities and Warrants, are set forth in the accompanying Prospectus Supplement ("Prospectus Supplement"). See "Description of Debt Securities", "Description of Warrants" and "Plan of Distribution".

  As used from time to time herein, the term "Securities" means the Debt Securities and the Warrants.

                              ---------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------

                  The date of this Prospectus is July 17, 1997.




                              AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission (File No. 1-434) pursuant to the Exchange Act are incorporated herein by reference:

             1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (which incorporates by reference portions of the Company's definitive Proxy Statement dated August 30, 1996 for the Company's Annual Meeting of Stockholders held on October 8, 1996 and portions of its 1996 Annual Report to Stockholders for the year ended June 30, 1996).

             2. The Company's Quarterly Reports on Form 10-Q for the periods ended September 30, 1996, December 31, 1996 and March 31, 1997.

             3. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Linda D. Rohrer, Assistant Secretary, The Procter & Gamble Company, at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, telephone: (513) 983-8697.

                                   THE COMPANY

  The Procter & Gamble Company (the "Company") was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, the Company manufactures and markets a broad range of consumer products in many countries throughout the world. Unless the context otherwise requires, all references to the Company are to The Procter & Gamble Company and its consolidated subsidiaries.

  The Company's operations fall within five business segments: Laundry and Cleaning, Paper, Beauty Care, Food and Beverage, and Health Care:

 . The Laundry and Cleaning segment includes laundry, dishcare, hard surface cleaners and fabric conditioners. Representative brands include Ariel, Tide, Cascade, Dawn, Mr. Proper, Downy.

 .  The Paper segment includes tissue/towel, feminine protection and diapers.
   Representative brands include Bounty, Charmin, Always, Whisper, Pampers.

 . The Beauty Care segment includes hair care, deodorants, personal cleansing, skin care and cosmetics and fragrances. Representative brands include Pantene, Vidal Sassoon, Secret, Safeguard, Olay, Cover Girl.

 . The Food and Beverage segment includes, coffee, peanut butter, juice, snacks, shortening and oil, baking mixes and commercial services. Representative brands include Folgers, Jif, Sunny Delight, Pringles, Crisco, Duncan Hines.

 . The Health Care segment includes oral care, gastro-intestinal, respiratory care and pharmaceuticals. Representative brands include Crest, Scope, Metamucil, Vicks.

  The Laundry category and Diaper category constituted 21% and 13% of consolidated 1996 fiscal-year sales, respectively.

  In the United States, the Company owned and operated manufacturing facilities at 36 locations in 20 states as of June 30, 1996. In addition, it owned and operated 90 manufacturing facilities in 43 other countries as of such date. Laundry and Cleaning products were produced at 40 of these locations; Paper products at 39; Health Care products at 30; Beauty Care products at 52; and Food and Beverage products at 12.

  The Company's principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and its telephone number is (513) 983-1100.

                                 USE OF PROCEEDS

  Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds from the issuance of the Debt Securities and Warrants offered hereby will be used for general corporate purposes.

                          SUMMARY FINANCIAL INFORMATION

  The following summary financial information for the years ended June 30, 1996 and 1995 has been derived from the Company's consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended June 30, 1996. See "Incorporation of Certain Documents by Reference". The summary financial information for the years ended June 30, 1992, 1993 and 1994 has been derived from the Company's consolidated financial statements contained in its Annual Reports to Shareholders for the years 1993 and 1994, as adjusted for certain reclassifications made to conform to the presentation for the year ended June 30, 1996.

                                                               Years Ended June 30,

                                            -------------------------------------------------------
                                            1992        1993        1994        1995        1996
                                            -------     -------     -------     -------     -------
                                                           (in millions, except per share data)
OPERATING RESULTS:
Net sales............................       $29,390     $30,498     $30,385     $33,482     $35,284
Cost of products sold................        17,324      17,683      17,338      19,561      20,762
Earnings before income taxes
 and prior years' effect of
 accounting changes..................         2,885         349       3,346       4,000       4,669
Income taxes.........................         1,013          80       1,135       1,355       1,623
Net earnings/(loss)<F1>..............         1,872        (656)      2,211       2,645       3,046
Net earnings/(loss) per common
 share<F1>...........................       $  2.62     $ (1.11)    $  3.09     $  3.71     $  4.29
Net earnings/(loss) per common
 share assuming full
 dilution(1).........................       $  2.45     $  (.96)    $  2.91     $  3.48     $  4.02
Average shares outstanding...........         677.4       680.4       683.1       686.0       686.3
Ratio of earnings to fixed
 charges<F2>.........................           5.7         1.4         6.6         7.7         9.0
FINANCIAL POSITION
 (AT PERIOD END):
Working capital......................       $ 1,724     $ 1,688     $ 1,948     $ 2,194     $ 2,982
Total assets.........................        24,025      24,935      25,535      28,125      27,730
Long-term debt.......................         5,223       5,174       4,980       5,161       4,670
Shareholders' equity.................         9,071       7,441       8,832      10,589      11,722
--------

<F1> In 1993, net earnings and per share earnings include an after-tax charge of
     $1,746 or $2.57 per share for restructuring and an after-tax charge of $925 or $1.36 per share for the prior years' effect of accounting changes.

<F2> Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

RESULTS OF OPERATIONS: YEAR ENDED JUNE 30, 1996 COMPARED TO THE YEAR ENDED JUNE 30, 1995

  Worldwide net earnings for the year were $3,046 million, a 15% increase over the prior year of $2,645 million. Current year results include settlement of the Bankers Trust lawsuit, sale of the Company's share of a health care joint venture, a reserve for estimated losses on a supply agreement entered into as part of the previous divestiture of the commercial pulp business, and early adoption of FASB Statement No. 121, covering recognition of impairment of long-lived assets. Excluding these items, net earnings for the current year were $3,031 million. The prior year results included a $50 million after-tax charge for costs related to the earthquake in Kobe, Japan. Excluding the unusual items in both years, net earnings grew 12%.

  Net earnings per share for the current year were $4.29, a 16% increase over the prior year amount of $3.71. Excluding the unusual items in both years, net earnings per share grew 13%.

  Worldwide net sales for the current year were $35,284 million, up 5%. Worldwide unit volume increased 7%, with all geographic regions achieving record volume levels.

  Worldwide gross margin for the current year was 41.2% compared to 41.6% in the prior year. The current year was impacted by difficult economic conditions in Mexico. Additionally, the early adoption of FASB Statement No. 121, which provides new guidance on recognition of impaired assets, impacted the cost of products sold by approximately $50 million.

  Worldwide marketing, research, and administrative expenses were $9,707 million compared to $9,677 million in the prior year. This represents 27.5% of sales, compared with 28.9% in the prior year, and reflects the emphasis on cost control, as well as benefits of the restructuring program. Additionally, expenses were reduced in certain markets as the Company expanded its value pricing and simplification of trade terms initiatives, which are designed to provide better value to consumers, to countries outside the United States.

  Other income, net of expense, contributed $338 million before-tax in the current year, including: a $120 million benefit to reverse the remaining reserve previously established for two interest rate swap contracts following settlement of a lawsuit against Bankers Trust; a $185 million gain on the sale of the Company's 50% share of a health care joint venture to its venture partner; and a $230 million charge to increase the reserve for estimated losses on a supply agreement entered into as part of the previous sale of the Company's commercial pulp business. In the prior year, other income was $244 million before-tax and contained a $77 million charge related to the Kobe, Japan earthquake.

  Net earnings margin increased to 8.6% in the current year from 7.9% in the prior year, including the effects of unusual items in both years. Excluding the unusual items, it was 8.6% in the current year, up from 8.0% in the prior year, reflecting unit volume growth and continued emphasis on cost control through the Company's simplification and standardization programs.

                         DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities.

  The Offered Debt Securities are to be issued under an Indenture, dated as of September 28, 1992 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), a copy of which Indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. Certain defined terms in the Indenture are capitalized herein.

GENERAL

  The Debt Securities will be unsecured obligations of the Company.

  The Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

  Reference is made to the Prospectus Supplement relating to the Offered Debt Securities for the following terms, where applicable, of the Offered Debt
Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, and the date or dates from which such interest will accrue;
(5) the dates on which such interest, if any, will be payable and the Regular Record Dates for such Interest Payment Dates; (6) any mandatory or optional sinking fund or analogous provisions; (7) the price at which, the periods within which, and the terms and conditions upon which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company; (8) the terms and conditions upon which the Offered Debt Securities may be repayable prior to final maturity at the option of the holder thereof (which option may be conditional); (9) the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof; (10) the right of the Company to defease the Offered Debt Securities or certain restrictive covenants and certain Events of Default under the Indenture; (11) if other than in United States dollars, the currency or currencies, including composite currencies, of payment of principal of and premium, if any, and interest on the Offered Debt Securities (and federal income tax consequences and other special considerations applicable to any such Offered Debt Securities denominated in a currency or currencies other than United States dollars); (12) any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the Offered Debt Securities; (13) if the Offered Debt Securities will be issuable only in the form of a Global Security as described under "Book-Entry Debt Securities", the Depository or its nominee with respect to the Offered Debt Securities and the circumstances under which the Global Security may be registered for transfer or exchange in the name of a Person other than the Depository or its nominee; and (14) any other terms of the Offered Debt Securities. (Section 301)

  Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities, principal of and premium, if any, and interest, if any, on the Debt Securities will be payable, and the Debt Securities will be exchangeable and transfers thereof will be registrable, at the office of the Trustee at 14 Wall Street, 8th Floor, New York, New York 10005, provided that, at the option of the Company, payment of interest may be made by: (1) wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the Trustee from any Holder of Debt Securities; (2) any similar manner that such Holder may designate in writing to the Trustee; or (3) by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 301, 305 and 1002) Any payment of principal and premium, if any, and interest, if any, required to be made on an Interest Payment Date, Redemption Date or at Maturity which is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date or at Maturity, as the case may be, and no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date or Maturity. (Section 113)

  Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. (Section 302) No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

  Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from their stated principal amount. In addition, under Treasury Regulations it is possible that Debt Securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to Debt Securities and Warrants which are considered to be issued as "investment units". Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other Debt Securities treated as issued at an original issue discount) and to "investment units" will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

BOOK-ENTRY DEBT SECURITIES

  The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depository or its nominee identified in the Prospectus Supplement relating to the Offered Debt Securities. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depository for such Global Security to a nominee of such Depository and except in the circumstances described in the Prospectus Supplement relating to the Offered Debt Securities. (Sections 204 and 305)

RESTRICTIVE COVENANTS

  RESTRICTIONS ON SECURED DEBT

  If the Company or any Domestic Subsidiary shall incur, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or debt of any Domestic Subsidiary, the Company will secure, or cause such Domestic Subsidiary to secure, the Debt Securities then outstanding equally and ratably with (or prior to) such Debt, unless after giving effect thereto the aggregate amount of all such Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties, would not exceed 5% of the Consolidated Net Tangible Assets of the Company and its consolidated subsidiaries. The restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time such corporation becomes a Domestic Subsidiary, (b) Mortgages in favor of the Company or a Domestic Subsidiary, (c) Mortgages in favor of U.S. governmental bodies to secure progress or advance payments, (d) Mortgages on property, shares of stock or debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), purchase money Mortgages and construction cost Mortgages and (e) any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (d), inclusive. (Section 1004) The Indenture does not restrict the incurrence of unsecured debt by the Company or its subsidiaries.

  RESTRICTIONS ON SALES AND LEASEBACKS

  Neither the Company nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property, the completion of construction and commencement of full operation of which has occurred more than 120 days prior thereto, unless (a) the Company or such Domestic Subsidiary could incur a lien on such property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Debt Securities then outstanding or (b) the Company, within 120 days, applies to the retirement of its Funded Debt an amount not less than the greater of (i) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (ii) the fair value of the Principal Domestic Manufacturing Property so leased (subject to credits for certain voluntary retirements of Funded Debt). This restriction will not apply to any sale and leaseback transaction (a) between the Company and a Domestic Subsidiary or between Domestic Subsidiaries or (b) involving the taking back of a lease for a period of less than three years. (Section 1005)

  CERTAIN DEFINITIONS

  The term "Attributable Debt" means the total net amount of rent (discounted at 10% per annum compounded annually) required to be paid during the remaining term of any lease. (Section 101)

  The term "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles. (Section 101)

  The term "Domestic Subsidiary" means a subsidiary of the Company except a subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States or which is engaged primarily in financing the operations of the Company and its subsidiaries outside the United States. (Section 101)

  The term "Funded Debt" means Debt having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount thereof.

  The term "Principal Domestic Manufacturing Property" means any facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing or processing, located in the United States, owned or leased by the Company or a subsidiary of the Company and having a gross book value in excess of 3/4 of 1% of Consolidated Net Tangible Assets, other than any such facility or portion thereof (i) which is a pollution control or other facility financed by obligations issued by a State or local governmental unit pursuant to Section 103(b)(4)(E), 103(b)(4)(F) or 103(b)(6) of the Internal Revenue Code of 1954, or any successor provision thereof, or (ii) which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its subsidiaries as an entirety. (Section 101)

EVENTS OF DEFAULT

  The following are Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization; and (f) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

  If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

  Reference is made to the Prospectus Supplement relating to each series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

  The Company will furnish to the Trustee annually a certificate as to compliance by the Company with all conditions and covenants under the Indenture. (Section 1007)

DEFEASANCE

  The Prospectus Supplement will state if any defeasance provision will apply to the Offered Debt Securities.

  DEFEASANCE AND DISCHARGE

  The Indenture provides that, if applicable, the Company will be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that the Debt Securities of such series, if then listed on the New York Stock Exchange, Inc., will not be delisted as a result of such deposit, defeasance and discharge. (Section 403)

  DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT

  The Indenture provides that, if applicable, the Company may omit to comply with any restrictive covenants in Sections 1004 (Limitation on Liens) and 1005 (Limitation on Sales and Leasebacks), and Section 501(4) (described in clause
(d) under "Events of Default") with respect to Sections 1004 and 1005 shall not be deemed to be an Event of Default under the Indenture and the Debt Securities of any series, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. The obligations of the Company under the Indenture and the Debt Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that (i) the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, and (ii) the Debt Securities of such series, if then listed on the New York Stock Exchange, Inc., will not be delisted as a result of such deposit and defeasance. (Section 1006)

  DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT

  In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to the Debt Securities of any series as described above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default", the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or the premium, if any, or interest, if any, on, any Debt Security,
(c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, or (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

  The Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of or premium, if any, or interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company, without the consent of any Holders of Outstanding Debt Securities, may consolidate or merge with or into, or transfer or lease its assets as an entirety to, any Person, provided that (i) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is organized and existing under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indenture, (ii) after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing (provided that a transaction will only be deemed to be in violation of this condition (ii) as to any series of Debt Securities as to which such Event of Default or such event shall have occurred and be continuing), and (iii) certain other conditions are met. (Article Eight)

REGARDING THE TRUSTEE

  The First National Bank of Chicago is the Trustee under the Indenture. The First National Bank of Chicago is also a depositary of the Company and has performed other services for the Company and its subsidiaries in the normal course of its business.

                             DESCRIPTION OF WARRANTS

  The following description of the terms of the Warrants sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants offered by any Prospectus Supplement (the "Offered Warrants") and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the Prospectus Supplement relating to such Offered Warrants.

  The Company may issue Warrants for the purchase of Debt Securities, Warrants to buy or sell debt securities of or guaranteed by the United States ("Government Debt Securities"), Warrants to buy or sell foreign currencies, currency units or units of a currency index or currency basket, Warrants to buy or sell units of a stock index or stock basket and Warrants to buy and sell a commodity or a commodity index. Warrants may be issued independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. The Warrants will be settled either through physical delivery or through payment of a cash settlement value as set forth herein and in any applicable Prospectus Supplement. The Offered Warrants will be issued under a Warrant Agreement to be entered into between the Company and a bank or trust company, as Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of the Company in connection with the Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Warrants. The following summaries of certain provisions of the forms of Warrant Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to the provisions of the forms of Warrant Agreement (including the forms of Warrant Certificates), copies of which are filed as an exhibit to the Registration Statement.

GENERAL

  The Prospectus Supplement will describe the following terms of the Offered Warrants (to the extent such terms are applicable to such Warrants): (i) the offering price; (ii) the currency, currency unit, currency index or currency basket based on or relating to currencies (including ECU) for which Warrants may be purchased; (iii) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire; (iv) whether the Warrant Certificates will be issuable in definitive registered form or global form or both; (v) federal income tax consequences; (vi) whether the Warrant is for Debt Securities, Government Debt Securities, currencies, currency units, currency indices or currency baskets, stock indices, stock baskets, commodities, commodity indices or such other index or reference as therein described; and
(vii) any other terms of the Warrants, including any terms which may be required or advisable under United States laws or regulations.

  If the Offered Warrants are to purchase Debt Securities, the Prospectus Supplement will also describe (a) the designation, aggregate principal amount, currency, currency unit or currency basket of denomination and other terms of the Debt Securities purchasable upon exercise of the Offered Warrants; (b) the designation and terms of the Debt Securities with which the Offered Warrants are issued and the number of Offered Warrants issued with each such Debt Security;
(c) the date on and after which the Offered Warrants and the related Debt Securities will be separately transferable; and (d) the principal amount of Debt Securities purchasable upon exercise of one Offered Warrant and the price at which and currency, currency unit or currency basket in which such principal amount of Debt Securities may be purchased upon such exercise.

  If the Offered Warrants are to buy or sell Government Debt Securities or a foreign currency, currency unit, currency index or currency basket, such Offered Warrants will be listed on a national securities exchange and the Prospectus Supplement will describe the amount and designation of the Government Debt Securities or currency, currency unit, currency index or currency basket, as the case may be, subject to each Offered Warrant, whether such Offered Warrants provide for cash settlement or delivery of the Government Debt Securities or foreign currency, currency unit, units of the currency index or currency basket upon exercise, and the national securities exchange on which the Offered Warrants will be listed.

  If the Offered Warrants are Offered Warrants on a stock index or a stock basket, such Offered Warrants will provide for payment of an amount in cash determined by reference to increases or decreases in such stock index or stock basket and will be listed on a national securities exchange, and the Prospectus Supplement will describe the terms of the Offered Warrants, the stock index or stock basket covered by the Offered Warrants and the market to which such stock index or stock basket relates, and the national securities exchange on which the Offered Warrants will be listed.

  If the Offered Warrants are Offered Warrants on a commodity or commodity index, such Offered Warrants will provide for cash settlement or delivery of the particular commodity or commodities and such Offered Warrants will be listed on a national securities exchange. The Prospectus Supplement will describe the terms of the Offered Warrants, the commodity or commodity index covered by the Offered Warrants and the market, if any, to which such commodity or commodity index relates and the national securities exchange on which the Warrants will be listed.

  Warrant Certificates may be exchanged for new Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Warrants to buy or sell Government Debt Securities or a foreign currency, currency unit, currency index or currency basket, and Warrants on stock indices or stock baskets or on commodities or commodity indices, may be issued in the form of a single Global Warrant Certificate, registered in the name of the nominee of the depository of the Warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by the Company, for interests in a Global Warrant Certificate, as set forth in the applicable Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants to purchase Debt Securities will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the Indenture.

  EXERCISE OF WARRANTS

  Each Warrant will entitle the holder to purchase such principal amount of Debt Securities or buy or sell such amount of Government Debt Securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities at such exercise price, or receive such settlement value in respect of such amount of Government Debt Securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodity index, as shall in each case be set forth in or calculable from, the Prospectus Supplement relating to the Warrants or as otherwise set forth in the Prospectus Supplement. Warrants may be exercised at any time up to 3:00 P.M. New York time on the date set forth in the Prospectus Supplement relating to such Warrants or as may be otherwise set forth in the Prospectus Supplement. After such time on that date (or such later date to which such date may be extended by the Company), unexercised Warrants will become void.

  Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Warrants may be exercised by delivery to the Warrant Agent of the Warrant Certificate evidencing such Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities, or (except in the case of Warrants providing for cash settlement) payment for or delivery of the Government Debt Securities or currency, currency unit, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon such exercise. Warrants will be deemed to have been exercised upon receipt of such Warrant Certificate and any such payment, if applicable, at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement and the Company will, as soon as practicable thereafter, issue and deliver the Debt Securities purchasable upon such exercise, or buy or sell such Government Debt Securities or currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of such Warrants. If fewer than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of the Warrants.

                              PLAN OF DISTRIBUTION

  The Company may sell Debt Securities and Warrants to or through underwriters, and also may sell Debt Securities and Warrants directly to other purchasers or through agents. Such underwriters may also act as agents.

  The distribution of the Debt Securities and Warrants, if any, may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Debt Securities and Warrants, if any, underwriters may receive compensation from the Company or from purchasers of Debt Securities and Warrants, if any, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities and Warrants, if any, to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities and Warrants, if any, may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities and Warrants, if any, by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

  Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities and Warrants, if any, may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities and Warrants, if any, from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Debt Securities and Offered Warrants, if any, shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

  Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities and Offered Warrants, if any, the validity of Offered Debt Securities and Offered Warrants, if any, will be passed upon for the Company by Terry L. Overbey, Esq., Secretary and Associate General Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters or agents, as the case may be, by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Mr. Overbey may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Overbey. Fried, Frank, Harris, Shriver & Jacobson from time to time performs legal services for the Company.

                                     EXPERTS

  The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte" Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon such report given upon the authority of that firm as experts in auditing and accounting.




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     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY
INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE NOTES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                                 ---------------

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                            Page
                                                                            ----
The Company................................................................  S-2
Recent Developments........................................................  S-2
Consolidated Ratio of Earnings to Fixed
   Charges.................................................................  S-4
Description of Notes.......................................................  S-4
Underwriting............................................................... S-11
Validity of the Notes...................................................... S-12
Available Information...................................................... S-12


                                   PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Documents
   By Reference............................................................   2
The Company................................................................   3
Use of Proceeds............................................................   3
Summary Financial Information..............................................   4
Description of Debt Securities.............................................   5
Description of Warrants....................................................  11
Plan of Distribution.......................................................  13
Legal Opinions.............................................................  14
Experts....................................................................  14

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                                   $75,000,000

                                       THE
                                PROCTER & GAMBLE
                                     COMPANY

                               FLOATING RATE NOTES
                              DUE NOVEMBER 4, 2048

                              ---------------------

                                      LOGO

                             ----------------------


                              Goldman, Sachs & Co.
                              Salomon Smith Barney

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